UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Battalion Oil Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40537Q803
(CUSIP Number)

Carlos Treistman
Luminus Management, LLC
1811 Bering Drive, Suite 400
Houston, TX 77057
(713) 826-6262

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
LUMINUS MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,207,104 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,207,104 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,207,104 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund, (ii) 1,599,723 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 2,684,435 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3) and (iv) 2,771,498 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Voting Agreement Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act, comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(2)
Percentage based on (i) 16,456,563 outstanding shares of Common Stock as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (ii) (a) 1,599,723 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 2,684,435 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund and (c) 2,771,498 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,207,104 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,207,104 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,207,104 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund, (ii) 1,599,723 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 2,684,435 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3) and (iv) 2,771,498 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Voting Agreement Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-3 of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(2)
Percentage based on (i) 16,456,563 outstanding shares of Common Stock as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (ii) (a) 1,599,723 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 2,684,435 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund and (c) 2,771,498 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
JONATHAN BARRETT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,207,104 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,207,104 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,207,104 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The number of shares reported above includes (i) 6,151,448 shares of Common Stock owned directly by Master Fund, (ii) 1,599,723 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock issued to Master Fund pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 2,684,435 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock issued to Master Fund pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3) and (iv) 2,771,498 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock issued to Master Fund pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Voting Agreement Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(2)
Percentage based on (i) 16,456,563 outstanding shares of Common Stock as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (ii) (a) 1,599,723 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 2,684,435 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund and (c) 2,771,498 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund.

SCHEDULE 13D
EXPLANATORY NOTE

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on August 15, 2019, as amended by Amendment No. 1 thereto originally filed with the SEC on October 22, 2019, Amendment No. 2 thereto originally filed with the SEC on March 30, 2023 and Amendment No. 3 thereto originally filed with the SEC on September 8, 2023 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 4 relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Battalion Oil Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3505 West Sam Houston Parkway North, Suite 300, Houston, TX 77043.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

SCHEDULE 13D
As described in Item 4 below, on December 15, 2023, Master Fund purchased 17,211 shares of Series A-2 Convertible Redeemable Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A-2 Preferred Stock”), for aggregate consideration of approximately $16.8 million pursuant to the Series A-2 Purchase Agreement, dated December 15, 2023 (the “Series A-2 Purchase Agreement”), by and among the Issuer, Master Fund and the other purchasers party thereto.

The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

No payments were made by or on behalf the Reporting Persons in connection with the execution of the Contribution Agreement, the Voting Agreement or the Parent Preferred Stock Purchase Agreement (each as defined below and further described in Items 4 and 6). With respect to the Parent Preferred Stock Purchase Agreement, the Reporting Persons intend to purchase the Parent Preferred Stock using funds obtained from the (i) general working capital of the Master Fund, (ii) margin account borrowings made in the ordinary course of business, (iii) sale proceeds of securities in the Issuer or (iv) the contribution of Rollover Shares to the Parent as described herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The information set forth in amended Items 3 and 6 and the Exhibits to Amendment No. 4 are incorporated herein by reference.

On December 14, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fury Resources, Inc., a Delaware corporation (“Parent”), and San Jacinto Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Parent. In connection with the transactions contemplated by the Merger Agreement, on December 14, 2023, Parent entered into a Contribution, Rollover and Sale Agreement (the “Contribution Agreement”) with Master Fund and OCM HLCN Holdings, L.P. (“Oaktree” and, together with Master Fund, the “Rollover Sellers”) pursuant to which the Rollover Sellers have agreed, prior to the Effective Time (as defined below), to contribute to Parent certain shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and New Preferred Stock (as defined below) (if issued prior to the Effective Time) (collectively, the “Rollover Shares”), in exchange for shares of the Series A Preferred Stock, par value $0.0001 per share, of Parent (the “Parent Preferred Stock”).

Concurrently with the execution and delivery of the Merger Agreement, Master Fund entered into a voting agreement (the “Voting Agreement”) with Parent and Oaktree (the “Voting Agreement Members”). Pursuant to the Voting Agreement, the Rollover Sellers agreed to, among other things, vote shares of Common Stock representing approximately 38% of the voting power of the Issuer’s outstanding capital stock (the “Covered Shares”) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, subject to the limitations set forth in the Voting Agreement.

Additionally, in connection with the transactions contemplated by the Merger Agreement, on December 14, 2023, Parent entered into a Series A Preferred Stock Purchase Agreement (the “Parent Preferred Stock Purchase Agreement”) with Master Fund, Oaktree and Lion Point Master, LP (“Lion Point” and, together with Master Fund and Oaktree, the “Parent Preferred Stock Purchasers”) pursuant to which each Parent Preferred Stock Purchaser has agreed, prior to the Effective Time, to purchase certain shares of Parent Preferred Stock (as defined below) from Parent at a purchase price of $1,000 per share.

SCHEDULE 13D
On December 15, 2023, the Issuer, Master Fund and the other purchasers party thereto entered into the Series A-2 Purchase Agreement. On December 15, 2023, Master Fund purchased 17,211 shares of Series A-2 Preferred Stock for approximately $16.8 million.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on (i) 16,456,563 outstanding shares of Common Stock as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (ii) (a) 1,599,723 shares of Common Stock issuable upon conversion or redemption of 13,336 shares of Series A Preferred Stock owned directly by Master Fund, (b) 2,684,435 shares of Common Stock issuable upon conversion or redemption of 20,269 shares of Series A-1 Preferred Stock owned directly by Master Fund and (c) 2,771,498 shares of Common Stock issuable upon conversion or redemption of 17,211 shares of Series A-2 Preferred Stock owned directly by Master Fund.

Due to the nature of the Voting Agreement, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by any Reporting Person.

(d)
No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

Agreement and Plan of Merger

Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly owned subsidiary of Parent. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (a) each share of Common Stock shall be converted into the right to receive $9.80 in cash, without interest (the “Merger Consideration”), and such shares shall automatically be canceled and cease to exist; and (b) each share of (i) Series A Redeemable Convertible Preferred Stock of the Issuer, par value $0.0001 per share (“Series A Preferred Stock”), (ii) Series A-1 Redeemable Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A-1 Preferred Stock”), and (iii) preferred stock of the Issuer issued following the execution and delivery of the Merger Agreement but prior to the Effective Time (the

SCHEDULE 13D
“New Preferred Stock” and, together with the Series A Preferred Stock and the Series A-1 Preferred Stock, collectively, the “Preferred Stock”) shall be converted into the right to receive such consideration as is set forth in the applicable certificate of designations pertaining to such series of Preferred Stock, and such shares shall automatically be canceled and cease to exist.

This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 9 to this Amendment No. 4 and incorporated by reference herein.

Contribution, Rollover and Sale Agreement

In connection with the transactions contemplated by the Merger Agreement, Master Fund entered into the Contribution Agreement with Parent and Oaktree, pursuant to which the Rollover Sellers have agreed, prior to the Effective Time, to contribute to Parent the Rollover Shares in exchange for shares of the Series A Preferred Stock, par value $0.0001 per share, of Parent (the “Parent Preferred Stock”).  In the event that the aggregate Rollover Value (as defined below) of Master Fund’s Rollover Shares exceeds Master Fund’s Maximum Rollover Amount (as defined below), then Master Fund has agreed, prior to the Effective Time, to sell to Parent the shares of Series A-2 Preferred Stock and New Preferred Stock (if issued prior to the Effective Time) that have an aggregate Rollover Value (as defined below) equal to such excess, for a cash purchase price equal to the aggregate Rollover Value of such shares of Series A-2 Preferred Stock (i.e., a cash purchase price equal to such excess).  For purposes of the Contribution Agreement: (a) the “Rollover Value” of each share of the Issuer (i) Series A Preferred Stock is $1,240, (ii) Series A-1 Preferred Stock is $1,086, and (iii) Series A-2 Preferred Stock and New Preferred Stock is the redemption price determined pursuant to Section 8(a) of the Series A-2 Certificate of Designations (as defined below) for such Series A-2 Preferred Stock, or the Certificate of Designations for such New Preferred Stock, as applicable, in each case as of the closing of the transactions contemplated by the Contribution Agreement; provided, that in the case of the foregoing clauses (i) and (ii), if such closing does not take place on or prior to February 5, 2024, such amount shall increase at an annual rate of 16% until such closing occurs; and (b) the “Maximum Rollover Amount” of Master Fund is $42,519,662.

The Contribution Agreement contains representations, warranties, and covenants of Parent and each of the Rollover Sellers, as well as other obligations of the parties. The closing of the transactions contemplated by the Contribution Agreement is conditioned on the satisfaction or waiver of certain customary closing conditions, including the accuracy of the representations and warranties in the Contribution Agreement, the compliance by the parties with the covenants in the Contribution Agreement, the satisfaction or waiver of all conditions to the closing of the Merger, and the consummation by Parent of a common equity financing for total aggregate cash proceeds of at least $200,000,000.

This summary is qualified in its entirety by reference to the full text of the Contribution Agreement, a copy of which is attached as Exhibit 10 to this Amendment No. 4 and incorporated by reference herein.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, Master Fund entered into the Voting Agreement with the Voting Agreement Members.  Under the Voting Agreement, the Rollover Sellers agreed to, among other things, vote the Covered Shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, subject to the limitations set forth in the Voting Agreement. Each Rollover Seller’s respective obligations under the Voting Agreement will automatically terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any amendment, modification or waiver of any provision of the Merger Agreement that (a) reduces the amount of Merger Consideration payable pursuant thereto or otherwise modifies the form of consideration for the Merger, (b) is adverse to any Rollover Seller relative to the other stockholders of the Issuer or (c) would reasonably be expected to materially jeopardize the closing of the Merger, in the case of each of the foregoing clauses (a), (b) and (c), without the express written approval of the Rollover Sellers, or (iv) written notice of termination of the Voting Agreement by Parent to the Rollover Sellers.

This summary is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 11 to this Amendment No. 4 and incorporated by reference herein.

SCHEDULE 13D
Parent Preferred Stock Purchase Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 14, 2023, Master Fund entered into the Parent Preferred Stock Purchase Agreement with Parent and the other Parent Preferred Stock Purchasers, pursuant to which Master Fund has agreed, prior to the Effective Time, to purchase certain shares of Parent Preferred Stock from Parent at a purchase price of $1,000 per share.  The aggregate purchase price for the shares of Parent Preferred Stock that Master Fund has agreed to purchase pursuant to the Parent Preferred Stock Purchase Agreement is calculated based on the Rollover Value of the Rollover Shares contributed by it to Parent pursuant to the Contribution Agreement, such that if the Rollover Value of such Rollover Shares equals or exceeds Master Fund’s agreed aggregate purchase price (which is equal to Master Fund’s Maximum Rollover Amount), Master Fund will not have any obligation to purchase any additional shares of Parent Preferred Stock, and any excess shares of Preferred Stock of the Master Fund not used as consideration to purchase Parent Preferred Stock pursuant to the Parent Preferred Stock Purchase Agreement will be converted into the right to receive the cash payment set forth in the Merger Agreement.

The Parent Preferred Stock Purchase Agreement contains representations, warranties, and covenants of Parent and each of the Parent Preferred Stock Purchasers, as well as other obligations of the parties. The closing of the transactions contemplated by the Parent Preferred Stock Purchase Agreement is conditioned on certain customary closing conditions, including the accuracy of the representations and warranties in the Parent Preferred Stock Purchase Agreement, the compliance by the parties with the covenants in the Parent Preferred Stock Purchase Agreement, the satisfaction of all conditions to the closing of the Merger, the consummation of the transactions contemplated by the Contribution Agreement, and the consummation by Parent of a common equity financing for total aggregate cash proceeds of at least $200,000,000.

This summary is qualified in its entirety by reference to the full text of the Parent Preferred Stock Purchase Agreement, a copy of which is attached as Exhibit 12 to this Amendment No. 4 and incorporated by reference herein.

Amendment to Series A-1 Preferred Stock Certificate of Designations

On December 15, 2023, the Issuer filed a certificate of amendment to the Certificate of Designations of Series A- 1 Preferred Stock (the “Series A-1 CoD”) with the Delaware Secretary of State (such amendment, the “Series A-1 CoD Amendment”). The Series A-1 CoD Amendment, which has been approved by the requisite holder(s) of Series A-1 Preferred Stock, amends, among other things, certain provisions of the Series A-1 CoD, as follows: (a) the period during which holders of Series A-1 Preferred Stock may convert their shares of Series A-1 Preferred Stock into Common Stock shall not commence until the date that is two hundred forty (240) days following the Issuance Date  (as defined in the Series A-1 CoD); (b) the period during which the Issuer may redeem shares of Series A-1 Preferred Stock at a price per share equal to one hundred and two percent (102%) of the then-current Liquidation Preference (as defined in the Series A-1 CoD) has been changed such that the period shall begin on the date that is one hundred twenty (120) days after the Issuance Date and end on the date that is two hundred thirty-nine (239) days after such Issuance Date; (c) the period during which the Issuer may redeem shares of Series A-1 Preferred Stock at a price per share equal to one hundred and five percent (105%) of the then-current Liquidation Preference (as defined in the Series A-1 CoD) has been changed such that the period shall begin on the date that is two hundred and forty (240) days after the Issuance Date and end on the first (1st) anniversary of the Issuance Date; (d) (i) with respect to the option of the holders of Series A-1 Preferred Stock to convert their Series A-1 Preferred Stock into a right to receive a cash payment per share of Series A-1 Preferred Stock in connection with a Change of Control (as defined in the Series A-1 CoD), the cash price has been changed from an amount equal to the then-applicable Liquidation Preference to an amount equal to the then-applicable Redemption Price (as defined in the Series A-1 CoD) per share of such Series A-1 Preferred Stock, and (ii) the period during which holders of Series A-1 Preferred Stock may exercise such conversion option in connection with a Change of Control has been changed from any time on or prior to the one hundred fiftieth (150th) day to the two hundred fortieth (240th) day following the Issuance Date; (e) the period during which the Issuer must offer each holder of Series A-1 Preferred Stock a cash payment per share of Series A-1 Preferred Stock equal to the then-applicable Redemption Price in connection with a Change of Control has been changed from the period following the occurrence of both the one hundred fiftieth (150th) day following the Issuance Date and the end of the Term Loan Restricted Period (as described in the Series A-1 CoD) to the period following the occurrence of both the two hundred fortieth (240th) day following the Issuance Date and the end of the Term Loan Restricted Period, and (f) the period during which the Issuer shall have the option to offer each holder of Series A-1 Preferred Stock a cash payment per share of Series A-1 Preferred Stock equal to the then-applicable Redemption Price in connection with a Change of Control has been changed from the period beginning on the one hundred fiftieth (150th) day following the Issuance Date and ending at the end of the Term Loan Restricted Period to the period beginning on the two hundred fortieth (240th) day following the Issuance Date and ending at the end of the Term Loan Restricted Period.

SCHEDULE 13D
This summary is qualified in its entirety by reference to the full text of the Series A COD Amendment, a copy of which is attached as Exhibit 13 to this Amendment No. 4 and incorporated by reference herein.

Series A-2 Purchase Agreement

On December 15, 2023, the Issuer, Master Fund and the other purchasers party thereto entered into the Series A-2 Purchase Agreement, pursuant to which Master Fund purchased 17,211 shares of Series A-2 Preferred Stock for approximately $16.8 million. The Series A-2 Purchase Agreement also provides, among other things, that the affirmative vote or prior written consent of the purchasers of Series A Preferred Stock holding at least two-thirds (66 2/3%) of the shares held by such purchasers must be obtained prior to the entry by Issuer into any transaction that is expected to result in a change of control, unless each holder of outstanding shares of Series A-2 Preferred Stock is given the option to receive a cash payment per share equal to the then applicable Redemption Price (as defined in the Series A-2 Certificate of Designations).

The foregoing description of the Series A-2 Purchase Agreement is qualified in its entirety by reference to the full text of the Series A-2 Purchase Agreement, a copy of which is attached as Exhibit 16 to this Amendment No. 4 and incorporated by reference herein.

Series A-2 Certificate of Designations

Subject to the terms and conditions of the Series A Certificate of Designations the Issuer filed with the Delaware Secretary of State on December 15, 2023 (the “Series A-2 Certificate of Designations”), commencing on April 13, 2024, all or any portion of the shares of Series A-2 Preferred Stock may be converted into Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series A-2 Certificate of Designations) divided by the applicable conversion price (the “Conversion Ratio”). The ordinary conversion price of the Series A-2 Preferred Stock is $6.21 per share and is subject to adjustment for stock splits, combinations, certain distributions or similar events.

Subject to the terms and conditions of the Series A-2 Certificate of Designations, if based on the Issuer’s financial statements for any fiscal quarter and a reserve report as of the same date, as of such date: (x) the PDP PV-20 value (as determined in accordance with the Series A-2 Certificate of Designations) divided by (y) the number of outstanding shares of Common Stock, calculated on a fully diluted basis is equal to or exceeds 130% of the Conversion Price, then the Issuer may, from time to time until such time that the foregoing conditions are no longer satisfied or a Material Adverse Effect (as defined in the Series A-2 Purchase Agreement) has occurred since the date of the most financial statements that met the foregoing conditions, cause the conversion of all or any portion of the Series A-2 Preferred Stock into Common Stock using the then-applicable Conversion Ratio. The shares of Series A-2 Preferred Stock are also subject to redemption by the Issuer at any time following the closing date of the issuance of shares of Series A-2 Preferred Stock in accordance with the terms of the Series A-2 Certificate of Designations. In the event of a change of control transaction, the shares of Series A-2 Preferred Stock are subject to redemption or conversion in accordance with the terms of the Series A-2 Certificate of Designations.

This summary is qualified in its entirety by reference to the full text of the Series A-2 Certificate of Designations, a copy of which is attached as Exhibit 15 to this Amendment No. 4 and incorporated by reference herein.

Amendment No. 3 to Registration Rights Agreement

Concurrently with the closing of transactions contemplated by the Series A-2 Purchase Agreement, Master Fund entered into Amendment No. 3 to the Registration Rights Agreement, dated October 8, 2019, as amended by Amendment No. 1 thereto on March 28, 2023 and amendment No. 2 thereto on September 6, 2023 (the “Third RRA Amendment”), with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The Third RRA Amendment, among other things amended the definition of Registrable Securities to include the shares of Common Stock issuable upon conversion or redemption of the shares of Series A-2 Preferred Stock.

This summary is qualified in its entirety by reference to the full text of the Third RRA Amendment, a copy of which is attached as Exhibit 14 to this Amendment No. 4 and incorporated by reference herein.

SCHEDULE 13D
Item 7.	Material to Be Filed as Exhibits

Exhibit 9
Agreement and Plan of Merger, dated as of December 14, 2023, by and among the Issuer, Parent, and Merger Sub (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).

Exhibit 10	Form of Contribution Agreement (incorporated by reference to Exhibit C to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).

Exhibit 11	Form of Voting Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).

Exhibit 12	Form of Parent Purchase Agreement (incorporated by reference to Exhibit B to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).

Exhibit 13
Certificate of Amendment to Certificate of Designations of Series A‑1 Redeemable Convertible Preferred Stock effective December 15, 2023 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).

Exhibit 14
Amendment No. 3 to the Registration Rights Agreement, dated December 15, 2023, by and among the Issuer and the holders named therein (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).

Exhibit 15	Certificate of Designations, dated December 15, 2023, of the Issuer (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).

Exhibit 16
Purchase Agreement, dated December 15, 2023, by and among the Issuer, Master Fund and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).

SCHEDULE 13D
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2023

LUMINUS MANAGEMENT, LLC

	By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

	By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	Director

/s/ Jonathan Barrett
JONATHAN BARRETT